UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2011
Commission File Number 0-54162
NiMin Energy Corp.
(Translation of registrant’s name into English)
1160 Eugenia Place, Suite 100, Carpinteria, California 93013
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑  Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.
Information contained in this Form 6-K
On March 10, 2011, NiMin Energy Corp. issued the following press release regarding its 2011 development plan. The reserve information referenced in the press release was prepared in accordance with requirements of Canadian National Instrument 51-101 and does not comply with the reserve accounting and disclosure requirements of the United States Securities and Exchange Commission and U.S. GAAP.

NIMIN ENERGY CORP. DISCLOSES 2011 DEVELOPMENT PLAN
CARPINTERIA, CA — March 10, 2011 — NiMin Energy Corp. (TSX: NNN and OTCQX: NEYYF) (“NiMin” or the “Company”) today disclosed the details of the Company’s 2011 Development Plan.
Highlights for 2011 Development Plan include:
•	Drilling to commence in April with 18 wells planned in Wyoming and two wells planned in California.

•	Implementation of a water flood at the Ferguson Ranch field.

•	Expansion of facilities at the Willow Draw field to process 1,100 barrels of oil per day (“BOPD”).

•	Doubling of oxygen injection at the Pleito Creek field from 500 million cubic feet per day (“MCFD”) to 1,000 MCFD.
The Company has entered into a multi-well drilling contract for 2011 and plans to drill 18 wells in Wyoming within the four oil fields it operates. This drilling program will begin in April. NiMin will also drill two wells in California at the Pleito Creek field where the Company is applying its patented Combined Miscible Drive (“CMD”) technology.
The Company will begin a water flood program at the Ferguson Ranch field with water injection beginning in the third quarter. This is consistent with successful field development in the area.
Facility expansion at the Willow Draw field in Wyoming will be implemented ahead of schedule in order to process higher than expected oil production from recent development. Expansion of the facilities will be implemented in two phases. Phase 1, to be completed in the second quarter, will increase capacity from 465 BOPD and 35,000 barrels of water per day (“BWPD”) to 715 BOPD and 37,000 BWPD. Phase 2, to be completed in the third quarter, will increase capacity to 1,100 BOPD and 45,000 BWPD.
Based on the success of the Company’s patented CMD enhanced oil recovery project at Pleito Creek, the Company plans to double oxygen injection by the third quarter of 2011.
Mr. Clancy Cottman, Chairman and CEO, said, “2010 was a great operational year for Nimin. The Wyoming drilling program and successful application of CMD in California beat our expectations as reflected by our most recent year-end reserve report which showed a 45 percent increase in proved reserves. Our technical team has worked to continuously improve how we approach each of our fields and our fourth quarter 2010 average daily production was up 72 percent year over year to 1,035 BOE. This demonstrates the effectiveness of the program and their hard work.”
Mr. Cottman continued, “In addition to executing a successful 2010 drilling program, our team has identified an opportunity to further increase recovery of oil at Ferguson Ranch by implementing a water flood. We plan to have water injection established by the third quarter of this year, and look forward to what we believe will be a significant increase in production as a result of this enhancement.”
Mr. Cottman concluded, “I am confident we will be able to execute our development plans in Wyoming and California. Staffing changes have increased our efficiency, we’ve partnered with experienced contractors in both of our areas of operation, and we’ve fostered relationships with service providers to ensure our projects can be implemented on schedule and within our budget. 2011 will be an exciting year for the Company.”
CONTACTS:
Investors
Jonathan Wimbish, CFA
NiMin Energy Corp.
Chief Financial Officer
+1 (805) 566-2900
jwimbish@niminenergy.com
Media
Dan Gagnier/Jared Levy
Sard Verbinnen & Co
+1 (212) 687-8080
About NiMin Energy
NiMin is a California based independent oil and gas exploitation and production company with principal operations in the Bighorn Basin of Wyoming, the San Joaquin Basin in California and South Louisiana onshore areas of the U.S. The Company has over 28 million barrels of proved and probable reserves, 98% of which are oil.
Cautionary Statements
          This news release contains forward-looking statements and information (“forward-looking statements”) within the meaning of applicable securities laws, including the drilling program to be commenced by NiMin during 2011, production gains, the long-term upside potential of the patented CMD process and the Ferguson Ranch water flood and the increase in oil recovery resulting therefrom. Although NiMin believes that the expectations reflected in its forward-looking statements are reasonable, such statements have been based upon currently available information to NiMin. Such statements are subject to known and unknown risks, uncertainties and other factors that could influence actual results or events and cause actual results or events to differ materially from those stated, anticipated or implied in forward-looking statements. Risks include, but are not limited to: the risks associated with the oil and gas industry (e.g., operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks), commodity price, price and exchange rate fluctuation and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures. The risks, uncertainties, material assumptions and other factors that could affect actual results are discussed in more detail in our Annual Information Form and other documents available at www.sedar.com. Readers are cautioned to not place undue reliance on forward-looking statements. The statements in this press release are made as of the date of this release, and, except as required by applicable law, NiMin does not undertake any obligation to publicly update or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement. NiMin undertakes no obligation to comment on analyses, expectations or statements made by third-parties in respect of the NiMin, Legacy or their respective financial or operating results or, as applicable, their securities. The net present value of future net revenue attributable to NiMin’s reserves do not represent fair market value. Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet (“mcf”): one barrel (“bbl”) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIMIN ENERGY CORP.
Date: March 11, 2011	By:	/s/ Clarence Cottman, III
Clarence Cottman, III
Chief Executive Officer